Exhibit 1
Update on implementation of US voluntary deregistration
London, UK – 26 June 2007 – Gracechurch Card Funding (No. 6) PLC (“Gracechurch”) announces that it is voluntarily filing a Form 15F today with the US Securities and Exchange Commission (“SEC”) to terminate the registration of its asset-backed notes under the Securities Exchange Act of 1934, as amended. Gracechurch expects that this termination of registration will become effective 90 days after its filing with the SEC. As a result of this filing, Gracechurch’s obligation to file certain reports with the SEC, including an annual report on Form 20-F and reports on Form 6-K, will immediately be suspended.
Gracechurch completely redeemed its asset-backed notes on 15 February 2007.
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Enquiries:
Gracechurch Card Funding (No. 6) PLC
Attn: Jonathon William Albright
1 Churchill Place
London E14 5HP
United Kingdom
Tel: +44 207 699 5000